UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Palm, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
696643105
(CUSIP Number)
Fred Anderson
Elevation Partners, L.P.
2800 Sand Hill Road, Suite 160
Menlo Park, CA 94025
(650) 687-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Amendment No. 5 supplements and amends Items 4 and 7 of the statement on Schedule 13D filed on November 5, 2007 (as amended, the “Schedule 13D”), as amended by Amendment No. 1 filed on December 23, 2008, Amendment No. 2 filed on January 12, 2009, Amendment No. 3 filed on March 10, 2009 and Amendment No. 4 filed on March 17, 2009 (“Amendment No. 4”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended and supplemented by adding, immediately following the eighth paragraph thereof, the following:
September Public Offering
          On September 8, 2009, the Issuer delivered a notice to Elevation and Side Fund pursuant to the terms of the Amended Registration Rights Agreement and the Amended Stockholders Agreement expressing the Issuer’s intention to engage in an underwritten public offering of Common Stock (the “September Public Offering”). On September 16, 2009, Elevation and Side Fund made a determination to participate in the September Public Offering by purchasing an aggregate of $35 million of Common Stock at the offering price, and notified the Issuer of such determination. Each of Messrs. McNamee and Anderson also made a determination on September 16, 2009 to purchase up to $3 million and $1 million of Common Stock, respectively, in such September Public Offering at the offering price and notified the Issuer of his intention. On September 17, 2009, each of Elevation and Side Fund, as well as Messrs. McNamee and Anderson, delivered a letter agreement (the “September Lock-Up Agreements”) to J.P. Morgan Securities Inc. and Goldman Sachs & Co., in their capacity as underwriters for the September Public Offering, agreeing not to engage in any sales of shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock until 90 days after the date of the final prospectus with respect to the September Public Offering.
          The description of the terms and conditions of the September Lock-Up Agreements set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreements attached hereto as Exhibits 17, 18, 19 and 20, each of which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
          Item 7 of the Schedule 13D is hereby amended and supplemented by adding an additional exhibit as follows:
17.	Letter to J.P. Morgan Securities Inc., dated September 17, 2009, executed by Elevation Partners, L.P. (filed herewith).

18.	Letter to J.P. Morgan Securities Inc., dated September 17, 2009, executed by Elevation Side Fund, LLC (filed herewith).

19.	Letter to J.P. Morgan Securities Inc., dated September 17, 2009, executed by Roger McNamee (filed herewith).

20.	Letter to J.P. Morgan Securities Inc., dated September 17, 2009, executed by Fred Anderson (filed herewith).

Signatures
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: September 17, 2009

ELEVATION PARTNERS, L.P.
By:	Elevation Associates, L.P.,
as General Partner

By:	Elevation Associates, LLC,
as General Partner

By:	/s/ Bret Pearlman
	Name:	Bret Pearlman
	Title:	Manager

ELEVATION ASSOCIATES, L.P.
By:	Elevation Associates, LLC,
as General Partner

By:	/s/ Bret Pearlman
	Name:	Bret Pearlman
	Title:	Manager

ELEVATION ASSOCIATES, LLC
By:	/s/ Bret Pearlman
	Name:	Bret Pearlman
	Title:	Manager

ELEVATION EMPLOYEE SIDE FUND, LLC
By:	Elevation Management, LLC,
as Managing Member

By:	/s/ Bret Pearlman
	Name:	Bret Pearlman
	Title:	Manager

ELEVATION MANAGEMENT, LLC
By:	/s/ Bret Pearlman
	Name:	Bret Pearlman
	Title:	Manager

*
Fred Anderson

*
Marc Bodnick

*
Paul Hewson

*
Roger McNamee

/s/ Bret Pearlman
Bret Pearlman

* /s/ Bret Pearlman
Attorney-in-fact for Reporting Persons pursuant to Power of Attorney

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